SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5 )*


InterTAN, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

461120107
(CUSIP Number)

     Michael S. Katz,  Two  American  Lane,  Greenwich,  Connecticut  06836 Tel:
     (203)861-8489 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D
CUSIP No. 461120107



1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Sunrise Partners L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [x]
         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  634,310

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  634,310

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  634,310

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.50%

14       TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Dawn General Partner Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [x]
         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  634,310

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  634,310

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  634,310

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.50%

14       TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma Partners L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [x]
         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  634,310

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  634,310

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  634,310

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.50%

14       TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [x]
         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  634,310

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  634,310

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  634,310

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.50%

14       TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock, $1.00 par value ("Common Stock"), of InterTAN, Inc. (the "Issuer") beneficially owned by Sunrise Partners L.L.C. ("Sunrise"), Dawn General Partner Corp. ("Dawn"), Paloma Partners L.L.C. ("Paloma") and S. Donald Sussman ("Sussman") as of April 21, 1999, and amends the Schedule 13D filed on September 24, 1993, as amended (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is hereby restated in its entirety.

ITEM 5.  Interest in Securities of the Issuer

         (a) Sunrise beneficially owns a total of 634,310 shares of Common Stock, consisting of 159,386 shares of Common Stock and $4,000,000 principal amount (Cdn.) of the Issuer's 9% Convertible Subordinated Debentures due August 30, 2000 (the "Debentures"), which are convertible into 474,924 shares of Common Stock, constituting 4.50% of the outstanding shares of Common Stock.

         (b) Sunrise has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by its member managers, Dawn and Paloma (each acting directly or indirectly through Sussman).

         (c) The following transaction was effected by Sunrise during the past sixty (60) days:

    DATE          SECURITY     AMOUNT OF SHARES BOUGHT   APPROX. PRICE PER
                               SOLD)                     SHARE (EXCL. OF
                                                         COMMISSIONS)

March 15, 1999    Common Stock     118,731*                  n/a
March 30, 1999    Common Stock     237,462*                  n/a
March 30, 1999    Common Stock     (34,500)                $8.875
April 06, 1999    Common Stock     (45,000)                $9.18
April 07, 1999    Common Stock     (30,000)               $10.02
April 07, 1999    Common Stock     118,731*                  n/a
April 08, 1999    Common Stock     (45,000)                $9.60
April 09, 1999    Common Stock     (35,000)               $10.25
April 13, 1999    Common Stock     (50,000)               $11.25
April 13, 1999    Common Stock     237,462*                  n/a
April 16, 1999    Common Stock     (45,000)               $11.29
April 19, 1999    Common Stock     (60,000)               $12.44

*Reflects conversion of Debentures into Common Stock.

         The above transactions (other than the conversions) were effected on the New York Stock Exchange.

         (d) No person other than the Reporting Persons referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or proceeds of the sale of shares of Common Stock.

         (e) Sunrise ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on April 19, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: April 21, 1999


                                            SUNRISE PARTNERS L.L.C.

                                            By: Dawn General Partner Corp., as
                                                     Manager


                                             By: /s/ Michael J. Berner
                                                 Michael J. Berner
                                                 Vice President


                                            DAWN GENERAL PARTNER CORP.


                                            By: /s/ Michael J. Berner
                                                     Michael J. Berner
                                                     Vice President


                                         PALOMA PARTNERS L.L.C.

                                         By: Paloma Partners Company L.L.C., as
                                               Manager


                                                  By: /s/ Michael J. Berner
                                                       Michael J. Berner
                                                       Vice President


                                                  /s/ S. Donald Sussman
                                                     S. Donald Sussman